Exhibit 10.10

February 28, 2009

D. Jay Crookston

Dear Jay,

On behalf of EnergyConnect, Inc., 1 am pleased to offer you the position of Vice President of Sales. This is a full-time exempt position. Your annual base salary will be $160,000 to be paid bi-weekly. Upon final approval by the Board of Directors following your execution of this letter, you will be granted 950,000 stock options consistent with the company's approved stock option plan with a change of control clause and a strike price equal to the closing price on the day of the Board approval.

This position reports directly to Kevin Evans, CEO. The duties of the position have been outlined during the selection process but are subject to change based on business imperatives and CEO/ board discretion.

Benefits include:
•
Medical, dental, prescription drug, and vision care insurance for you and your eligible dependents. Employee premiums are 100% funded by the company and there is a nominal premium for dependents (see attached benefit sheet)

•	Flexible spending medical and childcare reimbursement plan
•	Company provided Long-term disability insurance
•	Optional Short term disability insurance
•	$100,000 life insurance with a voluntary option to purchase additional coverage
•	401(k) plan
•	15 days of vacation per year (prorated in the first year)
•	10 company paid holidays per year

Please know that this offer of employment does not constitute an employment contract. Your employment will be "at will", which means that either party can end the employment relationship with or without cause. Although your salary is stated in annual terms, this is no way suggests that employment is being offered for a full year or for any particular period of time. Notwithstanding the foregoing, if you lose your position of Vice President of Sales involuntarily within 12 months of hire as a result of a Change of Control or otherwise without cause, you will be entitled to receive base salary and healthcare benefits for 90 days following such change. Change of Control for purposes of this letter means any event that changes ownership of the company and removes you from your position as Vice President of Sales of EnergyConnect, Inc.

The start date for the position is March 2, 2009 or an otherwise mutually agreed upon start date. If you wish to accept the offer, please sign in the place provided below and return to me no later than March 2, 2009. If you would like to fax an executed copy, you may do so using a secured fax line at 503-603-3512.

Once you have accepted the offer, we will make arrangements for you to report to our HR department to finalize the hiring process. This will include employer, education and criminal background checks and requisite drug testing. Your offer is contingent upon positive outcome of these checks and tests.

If you have any questions in regards to the offer, please do not hesitate to contact me, or Kevin Evans. We very much look forward to adding your skills to our organization.

ENERGYCONNECT, INC.

/s/ William Munger
William Munger, Vice President of Human Resources

/s/ Kevin Evans
Kevin Evans, CEO

I agree to the terms of employment set forth above and agree to begin work on March 2, 2009.

/s/ D. Jay Crookston	3/1/09
D. Jay Crookston	Date

5335 SW Meadows Rd ♦ Suite 325 ♦   Lake Oswego, Oregon   97035
(503) 603-3500 Office ♦   (503) 603-3536 Fax ♦ www.enerqyconnectinc.com